Exhibit 99.2

Focus Media to Acquire China In-store Digital Advertising Network Operator CGEN

SHANGHAI, China, December 10, 2007 — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced that it has entered into a definitive agreement to acquire CGEN Digital Media Company Limited, a leading operator of an in-store digital advertising network in China. This transaction would expand Focus Media’s existing coverage of its digital advertising displays in large chain stores in China.

Under the agreement, Focus Media will acquire 100% of the equity of CGEN for US$168.4 million in cash, and an additional payment of up to US$181.6 million, part in cash and part in Focus Media ordinary shares (valued at US$53.42 per ADS, each of which represents 5 Focus Media ordinary shares), contingent upon CGEN meeting certain earnings targets during the twenty four month period from the closing of the transaction. The transaction values CGEN at 17.5 times its expected 2008 US GAAP earnings with certain adjustments. All Focus Media shares issued in the transaction will be newly issued. The transaction is expected to close in the first quarter of 2008, subject to customary closing conditions. The transaction is expected to be accretive to Focus Media’s earnings per share excluding potential additional intangible amortization resulting from the transaction.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of September 30, 2007, Focus Media’s digital out-of-home advertising network had approximately 95,398 LCD display in its commercial location network, approximately 43,315 LCD displays in its in-store network and 170,605 advertising in-elevator poster frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended, Focus Media’s ability to integrate CGEN’s operations into its own; the state of and any change in Focus Media’s and CGEN’s relationships with their major customers. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn